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                                                                     Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends and any resulting tax effect. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.
     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                 Three Months Ended March 31
                                                 ---------------------------
                                                       1995       1994
                                                    --------------------
Average common shares outstanding..................   276,415    271,947

Dilutive effect of
  Convertible preferred stock......................     2,358      2,488
  Stock options....................................     1,224      1,290
                                                    ---------------------
Total fully dilutive shares........................   279,997    275,725
                                                    =====================
Income available to common shareholders............ $     441  $     414
Preferred dividends paid on dilutive convertible
  preferred stock..................................         2          3
                                                    ---------------------
Total net income available for common shareholders
  adjusted for full dilution....................... $     443  $     417
                                                    =====================
Fully diluted earnings per common share............ $    1.58  $    1.51
                                                    =====================

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